Exhibit 3.17

STATE OF DELAWARE SECRETARY OF STATE
DIVISION OF CORPORATIONS FILED 02:00 PM 01/26/2000
001042062 – 3166202

CERTIFICATE OF FORMATION

OF

AMERICAN RENAL MANAGEMENT LLC

This Certificate of Formation of AMERICAN RENAL MANAGEMENT LLC (the “LLC”), dated January 25, 2000, is being duly executed and filed by Lawrence I. Silverstein, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq.),

FIRST: The name of the limited liability company is:

American Renal Management LLC

SECOND: The address of the registered office of the LLC in the State of Delaware is c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, DE 19801, and the registered agent for service of process on the LLC at such address is The Corporation Trust Company.

THIRD: The latest date upon which the LLC is to dissolve is December 31, 2050.

/s/ Lawrence I. Silverstein
Lawrence I. Silverstein,
Authorized Person